AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 1998

                                  FORM N-18F-1
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                FILE NO. 33-8982
                                ICA NO. 811-4852


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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
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                             THE VICTORY PORTFOLIOS
                            Exact Name of Registrant

                                3435 Stelzer Road
                              Columbus, Ohio 43219
                     (Address of Principal Executive Office)

                                 (800) 362-5365
                        (Area Code and Telephone Number)

                            NOTIFICATION OF ELECTION


         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit itself to pay in cash all redemptions by a shareholder of record of the funds listed on the attached Schedule A as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                    SIGNATURE


         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Columbus and the State of Ohio on the 21st day of May, 1998.



                                    Signature: The Victory Portfolios

                                            By:  /s/Michael J. Sullivan
                                                 ----------------------
                                                  Michael J. Sullivan
                                                  Secretary





Attest:   /s/Alaina V. Metz
          -----------------
          Alaina V. Metz
          Assistant Secretary

                                   SCHEDULE A


                               TO THE FORM N-18F-1
                                       OF
                             THE VICTORY PORTFOLIOS


                  Name of Fund
                  ------------
1.     The Victory Balanced Fund
2.     The Victory Diversified Stock Fund
3.     The Victory Fund for Income
4.     The Victory Government Mortgage Fund
5.     The Victory Growth Fund
6.     The Victory Intermediate Income Fund
7.     The Victory International Growth Fund
8.     The Victory Investment Quality Bond Fund
9.     The Victory Limited Term Income Fund
10.    The Victory National Municipal Bond Fund
11.    The Victory New York Tax-Free Fund
12.    The Victory Ohio Municipal Bond Fund
13.    The Victory Ohio Regional Stock Fund
14.    The Victory Special Growth Fund
15.    The Victory Special Value Fund
16.    The Victory Stock Index Fund
17.    The Victory Value Fund
18.    The Victory Lakefront Fund
19.    The Victory Real Estate Investment Fund
20.    The Victory Convertible Securities Fund
21.    The Victory LifeChoice Conservative Investor Fund
22.    The Victory LifeChoice Moderate Investor Fund
23.    The Victory LifeChoice Growth Investor Fund